SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SilverBow Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
15 Little West 12th Street, 4th Floor
New York, NY 10014

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

 (Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,281,356
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,281,356
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,356
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the Reporting Person on September 23, 2022 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on February 21, 2024 (“Amendment No. 1” and together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 13, 2024, the Reporting Person delivered a proposal (the “Offer Letter”) to the Board to combine Kimmeridge Texas Gas, LLC (“KTG”), an affiliate of the Reporting Person, and the Issuer to form a new publicly listed company (“CombineCo”), and for the Reporting Person to make an incremental equity investment of $500 million in CombineCo, each in exchange for shares of CombineCo subject to the terms described in the Offer Letter. The Issuer’s existing equity holders would receive shares in CombineCo in exchange for their shares of the Issuer. The proposed transaction values the Issuer at $34.00 per share.

Concurrent with delivering the Offer Letter, the Reporting Person published the Offer Letter and an investor presentation (the “Investor Presentation”) on its website, and issued a press release with an open letter to shareholders of the Issuer (the “Press Release”).

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by the Offer Letter which is attached hereto as Exhibit 99.2, and is incorporated by reference herein.

The Investor Presentation and Press Release are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

The Reporting Person reserves the right to modify the proposal in the Offer Letter in any way, to extend or discontinue discussions regarding the same, or to withdraw the Offer Letter at any time. The Reporting Person and its affiliates may, directly or indirectly, take such additional steps from time to time as they may deem appropriate to further the matters set forth in the Offer Letter as may be modified from time to time, including, without limitation, (i) engaging in discussions regarding the same with the Issuer, other shareholders, potential sources of financing, advisors, and other relevant parties, and (ii) entering into non-disclosure, financing commitments, and other agreements, arrangements and understanding as may be appropriate in connection with the matters set forth in the Offer Letter, as may be modified from time to time.

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 4 of 5 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.2	Offer Letter, dated as of March 13, 2024 (incorporated by reference to Exhibit 2 to the DFAN14A filed by the Reporting Person with the Securities and Exchange Commission on March 13, 2024).

Exhibit 99.3	Investor Presentation, dated as of March 13, 2024 (incorporated by reference to Exhibit 3 to the DFAN14A filed by the Reporting Person with the Securities and Exchange Commission on March 13, 2024).

Exhibit 99.4	Press Release, dated as of March 13, 2024 (incorporated by reference to Exhibit 1 to the DFAN14A filed by the Reporting Person with the Securities and Exchange Commission on March 13, 2024).

CUSIP No. 82836G102	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2024

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel